# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CoastalSouth Bancshares, Inc., CIK 0001297107
CUSIP: 19058X207
Title of class of securities: Voting Common Stock
Address of issuer's principal executive offices: 400 GALLERIA PKWY, SUITE 1900, ATLANTA, Georgia (GA), 30339
Date of event which requires filing of this statement: 08/14/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001583223

## Reporting persons
- Patriot Financial Partners II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 506,038; sole dispositive power 0; shared dispositive power 506,038; aggregate amount beneficially owned 506,038 (4.2% of the class)
  Comment: This calculation is based on 11,954,446 shares of Voting Common Stock of the Issuer outstanding as of August 5, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the three months ended June 30, 2026 filed on August 7, 2026.
- Patriot Financial Partners II Coastal SPV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 565,082; sole dispositive power 0; shared dispositive power 565,082; aggregate amount beneficially owned 565,082 (4.7% of the class)
  Comment: This calculation is based on 11,954,446 shares of Voting Common Stock of the Issuer outstanding as of August 5, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the three months ended June 30, 2026 filed on August 7, 2026.
- Patriot Financial Partners Parallel II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 59,044; sole dispositive power 0; shared dispositive power 59,044; aggregate amount beneficially owned 59,044 (0.5% of the class)
  Comment: This calculation is based on 11,954,446 shares of Voting Common Stock of the Issuer outstanding as of August 5, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the three months ended June 30, 2026 filed on August 7, 2026.
- Patriot Financial Partners GP II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 565,082; sole dispositive power 0; shared dispositive power 565,082; aggregate amount beneficially owned 565,082 (4.7% of the class)
  Comment: This calculation is based on 11,954,446 shares of Voting Common Stock of the Issuer outstanding as of August 5, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the three months ended June 30, 2026 filed on August 7, 2026.
- Patriot Financial Partners GP II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 565,082; sole dispositive power 0; shared dispositive power 565,082; aggregate amount beneficially owned 565,082 (4.7% of the class)
  Comment: This calculation is based on 11,954,446 shares of Voting Common Stock of the Issuer outstanding as of August 5, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the three months ended June 30, 2026 filed on August 7, 2026.
- WYCOFF W KIRK: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 572,982; sole dispositive power 0; shared dispositive power 572,982; aggregate amount beneficially owned 572,982 (4.8% of the class)
  Comment: This calculation is based on 11,954,446 shares of Voting Common Stock of the Issuer outstanding as of August 5, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the three months ended June 30, 2026 filed on August 7, 2026.
- LYNCH JAMES J: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 572,982; sole dispositive power 0; shared dispositive power 572,982; aggregate amount beneficially owned 572,982 (4.8% of the class)
  Comment: This calculation is based on 11,954,446 shares of Voting Common Stock of the Issuer outstanding as of August 5, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the three months ended June 30, 2026 filed on August 7, 2026.
- LUBERT IRA M: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 572,982; sole dispositive power 0; shared dispositive power 572,982; aggregate amount beneficially owned 572,982 (4.8% of the class)
  Comment: This calculation is based on 11,954,446 shares of Voting Common Stock of the Issuer outstanding as of August 5, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the three months ended June 30, 2026 filed on August 7, 2026.
- Deutsch James F.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 572,982; sole dispositive power 0; shared dispositive power 572,982; aggregate amount beneficially owned 572,982 (4.8% of the class)
  Comment: This calculation is based on 11,954,446 shares of Voting Common Stock of the Issuer outstanding as of August 5, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the three months ended June 30, 2026 filed on August 7, 2026.
- Patriot Financial Manager, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 7,900; sole dispositive power 0; shared dispositive power 7,900; aggregate amount beneficially owned 7,900 (0.1% of the class)
  Comment: This calculation is based on 11,954,446 shares of Voting Common Stock of the Issuer outstanding as of August 5, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the three months ended June 30, 2026 filed on August 7, 2026.
- Patriot Financial Manager, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 7,900; sole dispositive power 0; shared dispositive power 7,900; aggregate amount beneficially owned 7,900 (0.1% of the class)
  Comment: This calculation is based on 11,954,446 shares of Voting Common Stock of the Issuer outstanding as of August 5, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the three months ended June 30, 2026 filed on August 7, 2026.

## Item 1. Issuer
Name of issuer: CoastalSouth Bancshares, Inc.
Address of issuer's principal executive offices: 400 GALLERIA PKWY, SUITE 1900, ATLANTA, GEORGIA, 30339.

## Item 2. Person Filing
Name of person filing:
Patriot Financial Partners II, L.P.
Patriot Financial Partners II Coastal SPV, LLC
Patriot Financial Partners Parallel II, L.P.
Patriot Financial Partners GP II, L.P.
Patriot Financial Partners GP II, LLC
Patriot Financial Manager, L.P.
Patriot Financial Manager, LLC
W. Kirk Wycoff
James J. Lynch
Ira M. Lubert
James F. Deutsch
Address of principal business office or, if none, residence:
Four Radnor Corporate Center
100 Matsonford Road Suite 210
Radnor, Pennsylvania 19087
Citizenship: See appropriate cover page above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: On August 12, 2026, Patriot Financial Partners II, L.P. (?Patriot Fund?) sold 74,871 shares of Voting Common Stock and Patriot Financial Partners Parallel II, L. P. (?Patriot Parallel Fund?) sold 8,736 shares of Voting Common Stock for $27.86 per share on the open market; on August 13, 2026, Patriot Fund sold 14,680 shares of Voting Common Stock and Patriot Parallel Fund sold 1,713 shares of Voting Common Stock for $27.88 on the open market; and on August 14, 2026, Patriot Fund sold 16,464 shares of Voting Common Stock and Patriot Parallel Fund sold 1,921 shares of Voting Common Stock for $27.81 per share on the open market. See cover sheets above with respect to each of the reporting persons.
Percent of class: See cover sheets above with respect to each of the reporting persons.
Sole power to vote or to direct the vote: NA
Shared power to vote or to direct the vote: See cover sheets above with respect to each of the reporting persons.
Sole power to dispose or to direct the disposition: NA
Shared power to dispose or to direct the disposition: See cover sheets above with respect to each of the reporting persons.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
Patriot Financial Partners II, L.P.
Patriot Financial Partners II Coastal SPV, LLC
Patriot Financial Partners Parallel II, L.P.
Patriot Financial Partners GP II, L.P.
Patriot Financial Partners GP II, LLC
Patriot Financial Manager, L.P.
Patriot Financial Manager, LLC
W. Kirk Wycoff
James J. Lynch
Ira M. Lubert
James F. Deutsch

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement

The joint filing agreement dated as of September 16, 2025 by and among Patriot Financial Partners II, L.P., Patriot Financial Partners II Coastal SPV, LLC, Patriot Financial Partners Parallel II, L.P., Patriot Financial Partners GP II, L.P., Patriot Financial Partners GP II, LLC, Patriot Financial Manager, L.P., Patriot Financial Manager, LLC, W. Kirk Wycoff, James J. Lynch, Ira M. Lubert and James F. Deutsch was previously filed as Exhibit 1 to the Schedule13G filed with SEC on September 17, 2025.

https://www.sec.gov/Archives/edgar/data/1297107/000110465925090674/tm2526320d1_ex99-1.htm

## Signatures
- Patriot Financial Partners II, L.P.: /s/ W. Kirk Wycoff, Member of Patriot Financial Partners GP II, LLC, the general partner of Patriot Financial Partners GP II, L.P., the general partner (08/18/2026)
- Patriot Financial Partners II Coastal SPV, LLC: /s/ W. Kirk Wycoff, Member of Patriot Financial Partners GP II, LLC, the general partner of Patriot Financial Partners GP II, L.P., the general partner (08/18/2026)
- Patriot Financial Partners Parallel II, L.P.: /s/ W. Kirk Wycoff, Member of Patriot Financial Partners GP II, LLC, the general partner of Patriot Financial Partners GP II, L.P., the general partner (08/18/2026)
- Patriot Financial Partners GP II, L.P.: /s/ W. Kirk Wycoff, Member of Patriot Financial Partners GP II, LLC., the general partner of Patriot Financial Partners GP II, L.P. (08/18/2026)
- Patriot Financial Partners GP II, LLC: /s/ W. Kirk Wycoff, Member (08/18/2026)
- WYCOFF W KIRK: /s/ W. Kirk Wycoff, W. Kirk Wycoff (08/18/2026)
- LYNCH JAMES J: /s/ James J. Lynch, James J. Lynch (08/18/2026)
- LUBERT IRA M: /s/ Ira M. Lubert, Ira M. Lubert (08/18/2026)
- Deutsch James F.: /s/ James F. Deutsch, James F. Deutsch (08/18/2026)
- Patriot Financial Manager, L.P.: /s/ W. Kirk Wycoff, Member of Patriot Financial Manager, LLC, the general partner of Patriot Financial Manager, L.P. (08/18/2026)
- Patriot Financial Manager, LLC: /s/ W. Kirk Wycoff, Member (08/18/2026)